FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”) Suite 2300, 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 22, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 22, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have reached an agreement with Ridley Terminals for long- term port allocation for the Carbon Creek Metallurgical Coal Project.

Item 5.	Full Description of Material Change

The Issuer and Ridley Terminals Inc. (“Ridley Terminals”) report that they have reached agreement on terms for the shipment of metallurgical coal from the Issuer’s Carbon Creek deposit in British Columbia.

The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000 tonnes per annum (“tpa”) through 2014, increasing to 900,000 tpa in 2015. The agreement is subject to Ridley Terminals receiving Federal Government approval for addition of a fourth stacker / reclaimer that will increase capacity from 24 Mtpa to 30 Mtpa. Approval is expected in 2012.

About Ridley Terminals

Ridley Terminals is a Canadian Federal Crown Corporation that is located in Prince Rupert, British Columbia. Ridley Terminals is the most northern deep-water port in North America and has the capacity to handle capesize vessels up to 250,000 deadweight tonnage. Current handling capacity is 12 Mtpa, which is undergoing an expansion up to 24 Mtpa. The facility is serviced by the Canadian National Railway and is well positioned to handle coals from a variety of North American origins.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Carbon Creek deposit, the potential for a production decision to be made at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the timing of the EA process and of any issuance of a permit thereunder, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

May 29, 2012